Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Qualification Offering Circular Amendment No.13 to the Regulation A Offering Circular of RSE Collection, LLC on Form 1-A (No. 024-11584) to be filed on or about March 22, 2022 of our report dated May 4, 2021, on our audits of the Company and each listed Series' financial statements as of December 31, 2020 and 2019, and for each of the years then ended, which report was included in the annual report on Form 1-K filed on May 5, 2021. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company and each listed Series' ability to continue as a going concern.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

March 22, 2022